                                                                   EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:   Doyle E. Motley                Jerry W. Grizzle
           Senior Vice President          Chairman & CEO
           Chief Financial Officer        CD Warehouse, Inc.
           CD Warehouse, Inc.,            405-949-2422
           405-949-2422


            CD WAREHOUSE, INC. POST 30% INCREASE IN TOTAL REVENUES
                     INCURS NET LOSS FOR THE FIRST QUARTER

     OKLAHOMA CITY, OK May 8, 2000 - CD Warehouse, Inc. (NASDAQ: CDWI) announced that the Company's primary financial indicators, including system-wide sales, same store sales, store count, total revenue and revenue from company-owned stores, increased for the first quarter ended March 31, 2000 when compared with the first quarter 1999. However, despite the positive trends reflected in the line items mentioned above, the Company reported a first quarter loss of $217,000.

     "We have made tremendous strides in our effort to return CD Warehouse to profitability," stated Jerry W. Grizzle, the Company's Chairman and CEO. "As I discussed during the release of our fourth quarter and year-end results for 1999, we have focused on two primary objectives: profitability of the company-owned stores and a reduction of general and administrative expenses. I am pleased to report that we have made tremendous progress in attaining each of these goals during this first quarter. Grizzle continued, "All of our improvements have had a direct impact on our EBITDA. For the fourth quarter of 1999, EBITDA was a negative $313,000. For the first quarter of 2000, EBITDA was a positive $248,000. As a percent of sales, corporate G&A was 16.88% during the fourth quarter of 1999. I am very pleased to report that we ended the first quarter of 2000 with G&A at 11.88% of sales."

     Grizzle will host a teleconference at 9 a.m. EDT, 8 a.m. CDT on Wednesday, May 10, to further explain first quarter results. Interested parties may call the Teleconference Center at 1-800-937-6563 to join the conference call. Instructions for listening to a replay of the conference call is posted on the Company's website, ttp://www.cdwi.com.
                   ------------------

     System-wide sales for the first quarter of 2000, which include sales from the franchised stores, were $26,503,000 compared to $24,617,000 for the first quarter of 1999, a 7.66% increase. The increase in the company's system-wide sales is attributable to the development of new stores and the same store sales increases for those stores opened during the same period in 1999.

     Same store sales are reported at $19,369,000, an increase of 3.74% compared to the first quarter of 1999. The increase marks the thirteenth consecutive quarter of same store sales increases.

     Total revenue for the first quarter was $8,386,000, an increase of 29.74% above the $6,464,000 reported for the same period in 1999.
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     Total retail sales for the company store group increased to $7,190,000, or
35.12%, compared to the $5,321,000 reported for the same period in 1999. During the first quarter of 1999, the Company acquired the Music Trader chain based in San Diego, California. This acquisition, along with the acquisition of 4 franchised stores during the first quarter, brought the company store total to 71 at March 31, 1999. As of March 31, 2000 the Company operated 74 retail stores.

     The Company reported a net loss for the first quarter ended March 31, 2000 of $217,000, compared to a profit of $69,000 for the same period in 1999.

     Grizzle continued, "We are focused on day to day improvement. We have conducted an in-depth analysis of our results from 1999 and created an action plan on how to impact those factors that required improvement. Company stores have been focused on improving margins and reducing operating expenses. At the corporate level we are focused on reducing General and Administrative expenses."

     "We ended the fourth quarter of 1999 with a 63.12% cost of goods in company stores. We ended the first quarter of 2000 by reducing that to 61.8%. It is important to note the month-to-month improvement that was made during the 1st quarter. In January cost of sales were at 63.57%, by February we had lowered the number to 60.97% and ended March at 60.91%."

     Similarly, the Company realized improvement in operating expenses for the company-owned stores. "We ended the fourth quarter of 1999 at 35.27%. For the first quarter of 2000, we lowered the percentage to 35.09%," continued Grizzle. "Again, on a month-to-month basis, improvements were realized. In January, operating expenses totaled 35.93%. In February we improved to 35.1% and achieved 34.24% in March."

     "In January and February, management met with every company store district manager and implemented operating standards for company store performance," said Grizzle. "We completed the meetings in late February. The numbers above reflect that our policies are working," Grizzle said.

     "We continued to be encouraged by the progress of our Internet site, http://cdwarehouse.com. Despite the challenges we faced with the website in
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1999, we were able to generate approximately $55,000 in Internet sales, the majority of those in the fourth quarter. During the first quarter of 2000, we have generated over $40,000 in sales and we have had 577,375 visits to out Internet site with 103,877 of those being unique or first time visits. We are experiencing a 2% conversion of unique visits to orders," said Grizzle.

     "The Company has always approached the Internet as a logical extension of our core retail operations. Recent reports by Forrester Research, Inc. and Jupiter Communications, suggesting that brick-and-mortar stores offer an advantage over Web-only merchants, confirm our belief that our business strategy will prove to be the correct way to combine a successful retail operation with the opportunity that exists on the Web," Grizzle stated.
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     Grizzle concluded, "With our new relationship with Half.com, we expect
Internet sales to increase significantly. We are currently beta-testing the site link and expect to go live with our over 1.0 million piece inventory during May."

     The Company franchises and operates retail music stores in 38 states, the District of Columbia, England, France, Guatemala, Canada and Venezuela under the name "CD Warehouse, Disc Go Round, CD Exchange and Music Trader." CD Warehouse stores buy, sell and trade pre-owned CDs, DVDs and Games with their customers. CD Warehouse stores sell a full complement of new release CDs.

     Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors, including those contained in the Company's periodic reports filed with the Securities and Exchange Commission.
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First Quarter Ended
  March 31, 2000

                                 2000         1999       $ CHANGE     % CHANGE
                                 ----         ----       --------     --------

SYSTEMWIDE SALES - CDW       $22,497,181  $16,890,120  $  5,607,061     33.20%
SYSTEMWIDE SALES - DGR       $ 4,005,536  $ 7,727,158   ($3,721,622)   -48.16%
                             -----------  -----------  ------------

TOTAL SYSTEMWIDE SALES       $26,502,717  $24,617,278  $  1,885,439      7.66%

SAME STORE SALES - CDW       $16,034,521  $15,482,128  $    552,393      3.57%
SAME STORE SALES - DGR       $ 3,334,730  $ 3,189,209  $    145,521      4.56%
                             -----------  -----------  ------------

TOTAL SAME STORE SALES       $19,369,251  $18,671,337  $    697,914      3.74%

STORE COUNT - CDW                    265          211            54     25.59%
STORE COUNT - DGR                     69          120           (51)   -42.50%
                             -----------  -----------  ------------

TOTAL STORE COUNT                    334          331             3      0.91%

TOTAL CORPORATE REVENUE      $ 8,386,057  $ 6,463,903  $  1,922,154     29.74%

COMPANY RETAIL STORE SALES   $ 7,189,928  $ 5,321,108  $  1,868,820     35.12%

ROYALTY REVENUE              $   925,622  $   925,759         ($137)    -0.01%

NET INCOME (LOSS)              ($217,373) $    68,872     ($286,245)  -415.62%

NET INCOME (LOSS) PER SHARE       ($0.06) $      0.02        ($0.08)  -400.00%
BASIC
NET INCOME (LOSS) PER SHARE       ($0.06) $      0.02        ($0.08)  -400.00%
DILUTED
SHARES USED IN COMPUTATION     3,660,295    3,587,890        72,405      2.02%
BASIC
SHARES USED IN COMPUTATION     3,660,295    3,836,948      (176,653)    -4.60%
DILUTED

SOURCE:  CD Warehouse, Inc.